8-26-2003



SECURITIES AND EXCHANGE COMMISSION

03051167

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SEC FILE NUMBER
8- 21410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Isaak Bond Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



SEC
RECEIVED
PROCESSING
AUG 25 2003
WASH. D.C.
161
SECTION

600 17th St., Suite 2610-S
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Conald J. Lemek (303) 623-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortner, Bayens, Levkulich and Co., P.C.
(Name – *if individual, state last, first, middle name*)

1099 18th St., Suite 2900	Denver	CO	80202-1929
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 29 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, Donald J. Lemek, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Isaak Bond Investments, Inc. and Subsidiary as of and for the year ended June 30, 2003, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Donald J. Lemek, Vice President



Anne Cheryl Howard, Notary Public
My commission expires 03/13/04.

This report ** contains (check all that are applicable):

X	(a)	Facing page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditor's Report on the Internal Control Structure

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3) of the Securities and Exchange Commission.

ISAAK BOND INVESTMENTS, INC.
AND SUBSIDIARY



RECEIVED
161

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

June 30, 2003

CONTENTS

FORTNER, BAYENS, LEVKULICH
AND CO., P.C.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

We have audited the accompanying consolidated statement of financial condition of Isaak Bond Investments, Inc. and Subsidiary (a Colorado corporation) as of June 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the consolidated financial position of the Isaak Bond Investments, Inc. and Subsidiary as of June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Fortner, Bayens, Levkulich & Co., P.C.

Denver, Colorado
August 4, 2003

1099 18th Street • Suite 2900 • Denver, CO 80202-1929
303/296-6033 • FAX 303/296-8553
Certified Public Accountants • A Professional Corporation

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

June 30, 2003

ASSETS

Cash	$ 283,742
Receivables	
Interest	20,148
Advance to officer and employee	70,547
Other	21,595
Securities owned, substantially pledged as collateral for amounts due to clearing broker	8,247,496
Other securities	25,736
Property and equipment at cost, less accumulated depreciation and amortization of $223,592	34,008
Cash value of officer's life insurance, net of policy loan of $150,957	7,311
Income tax refund receivable	6,244
Other assets	73,625
	$ 8,790,452

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Due to clearing organizations collateralized by securities owned	$ 5,794,565
Securities sold, not yet purchased	1,174,532
Commissions	301,861
Trade	7,646
	7,278,604
Liabilities subordinated to claims of general creditors	561,000
Stockholders' equity	
Common stock, $1 par value; authorized 50,000 shares; issued and outstanding 44,782 shares	44,782
Additional paid-in capital	350,419
Retained earnings	555,647
	950,848
	$ 8,790,452

The accompanying notes are an integral part of this statement.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Isaak Bond Investments, Inc. (the Company) is a Colorado corporation formed for the purpose of conducting business primarily as a broker-dealer in municipal securities and servicing customers in the Rocky Mountain region. The Company's wholly-owned subsidiary, Funds Management Corp. (Management Corp.) has served as the investment adviser for tax-exempt mutual funds.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer, Fiserv Correspondent Services, Inc. carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing-broker.

Principles of Consolidation

The consolidated financial statement includes the accounts of the Company and Management Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

Off-Balance Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are processed properly by the clearing broker-dealer.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition and Proprietary Securities

Proprietary securities transactions and commission income and expense related to customers' securities transactions are recorded on a trade date basis which is the date a transaction is executed. Municipal securities owned and investment securities are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes including hedged trading instruments are carried at market value. These derivative instruments consist principally of forward contracts to purchase or sell municipal or government securities. Market values are based upon quoted market prices. Fair value of those forward instruments are recorded in securities owned or securities sold and not yet purchased, as appropriate. Unrealized gain or losses resulting from these financial instruments are recorded in trading revenues.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation of property and equipment is computed using the straight-line and accelerated methods over estimated useful lives of 3 to 7 years.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statements and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

NOTE B - EMPLOYEE BENEFIT PLANS

The Company's 401(k) profit sharing plan covers substantially all full-time employees. The Company's contributions to the plan are determined annually by the Board of Directors. Participant interests are vested over a period from two to six years of service. In addition, the Company has a discretionary match of up to 6% of employee salary deferrals.

NOTE C - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at June 30, 2003 are owed to the majority shareholder as follows:

Interest at prime plus 2% (6.0% at June 30, 2003), $100,000 due October 31, 2003, $100,000 due December 31, 2004, $100,000 due March 31, 2005, and $261,000 due May 31, 2005	$561,000

The subordinated borrowings are unsecured and are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2003, the Company had net capital of approximately $749,000, which was approximately $649,000 in excess of its minimum net capital requirements of $100,000. The Company's net capital ratio was approximately 0.42 to 1.

NOTE E - COMMITMENTS

The Company leases office space under an operating lease agreement expiring August 31, 2005. The lease requires the Company to pay for its proportionate share of maintenance and taxes. At June 30, 2003, the future minimum base rent payments under the leases are as follows:

Year ending June 30,	
2004	$31,876
2005	31,876
2006	5,313
	$69,065

In the normal course of business, the Company enters into municipal securities underwriting and selling group commitments. Transactions relating to such commitments that were open at June 30, 2003 were approximately $5,246,000. These when-issued commitments all settle within 30 days and are treated as actual positions without any restriction on the statement of financial condition.

Isaak Bond Investments, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)

June 30, 2003

NOTE F - INCOME TAXES

The tax effects of temporary differences related to deferred taxes shown on the statement of financial condition were:

Net deferred tax asset before valuation allowance	
Accumulated depreciation	$ 798
Valuation allowance	
Beginning balance	4,921
Decrease during the period	(4,123)
Ending balance	798
Net deferred tax asset	$ -

NOTE G - SIGNIFICANT CREDIT CONCENTRATIONS

Municipal securities owned at June 30, 2003 were approximately $1,840,000. In addition, the Company has municipal securities underwriting and selling group commitments of approximately $5,245,000 at June 30, 2003. This included an issue in the states of Illinois of approximately $1,723,000 and Colorado in the amount of $2,090,000. The Company has not experienced a significant loss on the subsequent sale of these securities or selling group commitments.